Exhibit 12.1

COLFAX CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$302,795	$48,439	$19,987	$27,688	$32,418
Plus: fixed charges	115,399	104,739	7,542	8,214	8,811
Earnings available to cover fixed charges	$418,194	$153,178	$27,529	$35,902	$41,229

Fixed charges:
Interest expense, including amortization of deferred financing costs	$103,597	$91,570	$5,919	$6,684	$7,212
Interest portion of rental payment	11,802	13,169	1,623	1,530	1,599
Total fixed charges	115,399	104,739	7,542	8,214	8,811
Dividends on preferred stock	20,396	18,951	—	—	—
Total fixed charges and dividends on preferred stock	$135,795	$123,690	$7,542	$8,214	$8,811

Ratio of earnings to fixed charges	3.62	1.46	3.65	4.37	4.68
Ratio of earnings to fixed charges and dividends on preferred stock	3.08	1.24	3.65	4.37	4.68